Energys Group Limited

Franklyn House, Daux Road

Billingshurst, West Sussex

RH149SJ

United Kingdom

Telephone: +44 1403 786212

Email: Michael.lau@energysgroup.com

September 26, 2024

VIA EDGAR

Assistant Director

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Isabel Rivera

Re:	Energys Group Limited (SEC File No. 333-275956)

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Energys Group Limited (the “Registrant”) hereby requests that Pre-Effective Amendment No. 10 to the Registrant’s Registration Statement on Form F-1, filed with the Commission on September 24, 2024, become effective at 5:00 pm, Eastern Time, on September 30, 2024, or as soon thereafter as possible.

The Registrant acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that this letter will be filed with the Commission via EDGAR. If you have any questions or concerns, please contact Celia Velletri, Esq. at (303) 907-4842.

ENERGYS GROUP LIMITED

By:	/s/ Michael Lau
Name:	Michael Lau
Title:	Executive Director and Chief Technology Officer

c:	Henry F. Schlueter Celia Velletri Anthony DeMint